UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No.  )*


                             Phase III Medical, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    71721N108
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                                 (CUSIP Number)

                               Catherine M. Vaczy
                              140 East 28th Street
                                 Apartment #11C
                            New York, New York 10016
                                  212-725-3733
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 20, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         71721N108
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):
                        Catherine M. Vaczy
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)
                        Not Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
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6.  Citizenship or Place of Organization:   United States
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    Number of                      7. Sole Voting Power:           6,666,665*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      6,666,665*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:  6,666,665*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   13.2%* **
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   IN
--------------------------------------------------------------------------------
* Includes (i) 1,666,666 shares of common stock, $.001 par value (the "Common Stock"), of Phase III Medical Inc. (the "Company"), purchased by Ms. Vaczy pursuant to a stock purchase agreement dated April 20, 2005 between the Company and Ms. Vaczy (the "Stock Purchase Agreement"); (ii) 3,333,333 shares of Common Stock issuable to Ms. Vaczy upon exercise of her right to purchase up to $200,000 of Common Stock on the terms set forth in the Stock Purchase Agreement, based on an assumed per share purchase price of $.06 as of April 20, 2005; and
(iii) 1,666,666 shares of Common Stock issuable to Ms. Vaczy upon conversion of a $100,000 promissory note, dated April 20, 2005, made by the Company in favor of Ms. Vaczy (the "Promissory Note"), on the terms set forth in the Promissory Note, based on an assumed per share conversion price of $.06 as of April 20, 2005. Excludes 150,000 shares of Common Stock issuable upon exercise of options held by Ms. Vaczy that are not exercisable within 60 days of the date of this
Schedule 13D.

**   Based upon information provided by the Company, as of April 20, 2005, there were issued and outstanding 45,540,900 shares of Common Stock.

Item 1.   Security and Issuer
          -------------------

          This statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, $0.001 par value (the "Common Stock"), of Phase III Medical, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 330 South Service Road, Suite 120, Melville, New York 11747.


Item 2.   Identity and Background
          -----------------------

          This Schedule 13D is being filed by Catherine M. Vaczy ("Ms. Vaczy"). Ms. Vaczy is a citizen of the United States. Ms. Vaczy currently serves as the Executive Vice President and General Counsel of the Company. The Company's principal executive offices are located at 330 South Service Road, Suite 120, Melville, New York 11747.

          Ms. Vaczy, during the last five years, has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ms. Vaczy was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Pursuant to the Stock Purchase Agreement, dated April 20, 2005, between the Company and Ms. Vaczy (as amended, modified or supplemented, the "Stock Purchase Agreement"), Ms. Vaczy acquired 1,666,666 shares of Common
Stock. Ms. Vaczy paid an aggregate of $100,000 for such shares out of Ms. Vaczy's personal funds.

          Pursuant to the terms of the Stock Purchase Agreement, for a period of 90 days from the date of the Stock Purchase Agreement, Ms. Vaczy has the right to purchase up to an additional $200,000 of Common Stock at a per share price equal to 85% of the average closing price of one share of Common Stock on the National Association of Securities Dealers, Inc. Over-the-Counter Bulletin Board (the "Bulletin Board") (or other similar exchange or association on which the Common Stock is then listed or quoted) for the five (5) consecutive trading days immediately preceding the date of Ms. Vaczy's notice exercising the option; provided, however, that if the Common Stock is not then quoted on the Bulletin Board or otherwise listed or quoted on an exchange or association, the price shall be the fair market value of one share of Common Stock as of the date of issue as determined in good faith by the Board of Directors of the Company; and further provided, that in no event shall the price be less than $.06.

          Also on April 20, 2005, Ms. Vaczy loaned to the Company the sum of $100,000 and accepted from the Company a promissory note (the "Note"). The Note bears interest at a rate of 15% and matures on April 20, 2006. Ms. Vaczy has the option to convert the Note into shares of Common Stock at any time up until the 90th day after the date of the Note at a per share price equal to 85% of the average closing price of one share of Common Stock on the Bulletin Board (or other similar exchange or association on which the Common Stock is then listed or quoted) for the five (5) consecutive trading days immediately preceding the date of Ms. Vaczy's notice; provided, however, that if the Common Stock is not then quoted on the Bulletin Board or otherwise listed or quoted on an exchange or association, the price shall be the fair market value of one share of Common Stock as of the date of issue as determined in good faith by the Board of Directors of the Company; and further provided, that in no event shall the price be less than $.06. Following the 90th day after the date of the Note, Ms. Vaczy is obligated, at any time prior to the date of maturity of the Note, to convert the Note into shares of Common Stock unless Ms. Vaczy shall have provided to the Company a notice terminating her employment with the Company pursuant to her Letter Agreement (defined below) with the Company providing for her employment as Executive Vice President and General Counsel. Ms. Vaczy loaned the principal amount of the Note to the Company with her personal funds.


Item 4.   Purpose of Transaction
          ----------------------

          The acquisition by Ms. Vaczy of the securities described in Item 3 above is for investment purposes.

          On April 20, 2005 (the "Commencement Date"), simultaneously with the execution of the Stock Purchase Agreement, the Company and Ms. Vaczy entered into a letter agreement (the "Letter Agreement"), pursuant to which the Company appointed Ms. Vaczy as its Executive Vice President and General Counsel. Subject to the terms and conditions of the Letter Agreement, the term of Ms. Vaczy's employment in such capacity will be for a period of three (3) years from the Commencement Date (the "Term").

          In consideration for Ms. Vaczy's services under the Letter Agreement, Ms. Vaczy will be entitled to receive an annual salary of $155,000 during the first year of the Term, a minimum annual salary of $170,500 during the second year of the Term, and a minimum annual salary of $187,550 during the third year of the Term. Ms. Vaczy and the Company have agreed that from the Commencement Date until the 90th day thereafter (the "Initial 90 Day Period"), Ms. Vaczy's salary will be paid to her at a rate of 50% of the annual rate and accrue as to the remainder. At the end of the Initial 90 Day Period, and at the end of each additional 90 day period thereafter, whether to continue to accrue salary at this rate and provision for payment of accrued amounts will be discussed in good faith. Payment of accrued salary may be made in cash, or, upon mutual agreement, shares of Common Stock. Any shares of Common Stock issued in payment of accrued salary shall have a per share price equal to the average closing price of one share of Common Stock on the Bulletin Board (or other similar exchange or association on which the Common Stock is then listed or quoted) for the five (5) consecutive trading days immediately preceding the date of issue of such shares; provided, however, that if the Common Stock is not then quoted on the Bulletin Board or otherwise listed or quoted on an exchange or association, the price shall be the fair market value of one share of Common Stock as of the date of issue as determined in good faith by the Board of Directors of the Company. The number of shares of Common Stock for any issuance in payment of accrued salary shall be equal to the quotient of the amount of the accrued salary divided by the price. The shares issued will be subject to a one-year lock of up as of the date of each grant and shall be registered with the Securities and Exchange Commission on a Registration Statement on Form S-8.

          Pursuant to the Letter Agreement, on the Commencement Date, Ms. Vaczy was granted an option to purchase 150,000 shares of Common Stock (the "Option") pursuant to the Company's 2003 Equity Participation Plan (the "2003 EPP"). The Option is an Incentive Stock Option pursuant to Section 422 of the Internal Revenue Code of 1986, as amended, and is represented by a stock option agreement. The Option has an exercise price equal to $0.10 per share and vests and becomes exercisable as to 50,000 shares on each of the first, second and third year anniversaries of the Commencement Date and remains exercisable as to any vested portion thereof in accordance with the terms of the 2003 EPP and the stock option agreement. In the event Ms. Vaczy's employment with the Company is terminated prior to the end of its Term by the Company without cause or by Ms. Vaczy for good reason, the option shall vest and become immediately exercisable in its entirety and remain exercisable in accordance with its terms.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          As of April 20, 2005, there were 45,540,900 shares of Common Stock outstanding. As of such date, Ms. Vaczy owned an aggregate of 6,666,665 shares of Common Stock, or 13.2% of the outstanding shares of Common Stock. Ms. Vaczy has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of such shares.

          Except as described in Item 3 of this Schedule 13D, during the past sixty days, there were no purchases of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Ms. Vaczy or any person or entity controlled by Ms. Vaczy or any person or entity for which Ms. Vaczy possesses voting control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Ms. Vaczy or any person or entity controlled by Ms. Vaczy or any person or entity for which Ms. Vaczy possesses voting control over the securities thereof.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
        ------------------------------------------------------------------------

          Except as otherwise disclosed in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Ms. Vaczy and any other individual or entity.

          The descriptions of the agreements described in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          1. Stock Purchase Agreement, dated April 20, 2005, between the Company and Catherine M. Vaczy, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities Exchange Commission on April 25, 2005.

          2. Promissory Note made by the Company in favor of Catherine M. Vaczy, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities Exchange Commission on April 25, 2005.

          3. Letter Agreement, dated April 20, 2005, between the Company and Catherine M. Vaczy, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2005.



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 29, 2005



                                       By: /s/ Catherine M. Vaczy
                                          --------------------------------------
                                               Catherine M. Vaczy




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).